U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                           FENWAY INTERNATIONAL, INC.,
                              a Nevada corporation
             (Exact name of registrant as specified in its charter)


           NEVADA                                       84-1426038
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


308-409 Granville Street, Vancouver, British Columbia, Canada        V6C 1T2
(Address of registrant's principal executive offices)               (Zip Code)


                                  604.844.2265
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:


 Title of Each Class                           Name of Each Exchange on which
 to be so Registered:                          Each Class is to be Registered:
 --------------------                          -------------------------------
         None                                               None

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.001
(Title of Class)



                                   Copies to:

                              Thomas E. Stepp, Jr.
                             Stepp & Beauchamp, LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile: 949.660.9010


                                   Page 1 of 6
                      Exhibit Index is specified on Page 5

                           Fenway International, Inc.,
                              a Nevada corporation

        Index to Amendment No. 1 to Registration Statement on Form 10-SB

Item Number and Caption                                                     Page
-----------------------                                                     ----

 6.                Executive Compensation - Remuneration of Directors
                     and Officers                                              3

 10.               Recent Sales of Unregistered Securities                     4

 15.               Financial Statements and Exhibits                           5

 15(b)             Index to Exhibits
                   Exhibits                                      E-1 through E-6

                   Signatures                                                  6

Item 6. Executive Compensation - Remuneration of Directors and Officers.

Specified below, in tabular form, is the aggregate annual remuneration of the Company's Chief Executive Officer and the four (4) most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the Company's last completed fiscal year.

--------------------------------------------------------------------------------
Name of Individual or        Capacities in which Remuneration       Aggregate
Identity of Group            was received                           Remuneration
--------------------------------------------------------------------------------
Herbert John Wilson           President                             $39,000
Arthur Leonard Taylor         Chief Financial Officer               $31,000
Laurie Maranda                Vice President                        $13,000
Robert George Muscroft        Vice President                        $13,000
--------------------------------------------------------------------------------

Other than as set forth under the heading "Employment Agreements" below, there is no arrangement for compensation of the named Executive officers or directors of the Company in the event of termination of employment, changes in responsibilities and/or employment contracts, or in the event of change of control of the Company.

Employment Agreements. On September 1, 1995, Fenway Resources Ltd., a British Columbia corporation, entered into an employment agreement, with a term expiring August 31, 2000, with H. John Wilson (the "Wilson Agreement"), pursuant to which Mr. Wilson agreed to act as the President and Chief Executive Officer of that corporation. The Wilson Agreement was assumed by the Company and is renewable by mutual consent of the parties for successive five (5) year periods. The unpaid compensation to Mr. Wilson is accruing.

Pursuant to the terms of the Wilson Agreement, Mr. Wilson is entitled to compensation in the amount of $400,000 per year, commencing September 1, 1995. Despite the terms of the Wilson Agreement, Mr. Wilson has only received $3,250 per month from the Company and has agreed to defer all other compensation payable to him until the Company's board of directors deems it appropriate to pay Mr. Wilson the full amount of the compensation and benefits required pursuant to the Wilson Agreement.

Mr. Wilson is also entitled to reimbursement for out-of-pocket expenses and rights and benefits pursuant to any profit sharing, deferred compensation, stock appreciation rights, stock option or other plans or programs adopted by the Company, if any, comparable to rights and benefits pursuant to such plans and programs as are customarily granted to persons holding similar positions as that held by Mr. Wilson or performing duties similar to those performed by him in corporations of similar size that carry on a similar type of business as that carried on by the Company.

On September 1, 1995, Fenway Resources Ltd., a British Columbia corporation, entered into an employment agreement with A. Leonard Taylor (the "Taylor Agreement"), pursuant to which Mr. Taylor agreed to act as that corporation's Secretary and Chief Financial Officer. The Taylor Agreement was assumed by the Company and is substantially the same as the Wilson Agreement.

Pursuant to the terms of the Taylor Agreement, Mr. Taylor is entitled to compensation in the amount of $300,000 per year, commencing September 1, 1995. Despite the terms of the Taylor Agreement, Mr. Taylor has only received $2,600 per month from the Company and has agreed to defer all other compensation payable to him until the Company's board of directors deems it appropriate to pay Mr. Taylor the full amount of the compensation and benefits required pursuant to the Taylor Agreement. The unpaid compensation to Mr. Taylor is accruing.

On February 1, 1996, Fenway Resources Ltd., a British Columbia corporation, entered into an employment agreement with Laurie G. Maranda (the "Maranda Agreement"), pursuant to which Mr. Maranda agreed to act as that corporation's Project Manager, Quarrying and Production. The Maranda Agreement was assumed by the Company and is substantially the same as the Wilson Agreement.

Pursuant to the terms of the Maranda Agreement, Mr. Maranda is entitled to compensation in the amount of $200,000 per year, commencing February 1, 1996. Despite the terms of the Maranda Agreement, Mr. Maranda has only received

$3,250 per month from the Company and has agreed to defer all other compensation payable to him until the Company's board of directors deems it appropriate to pay Mr. Maranda the full amount of the compensation and benefits required pursuant to the Maranda Agreement. The unpaid compensation to Mr. Maranda was accruing until Mr. Maranda resigned his position on September 30, 1999.

On February 1, 1996, Fenway Resources Ltd., a British Columbia corporation, entered into an employment agreement with R. George Muscroft (the "Muscroft Agreement"), pursuant to which Mr. Muscroft agreed to act as that corporation's Project Manager, Port and Power. The Muscroft Agreement was assumed by the Company and is substantially the same as the Wilson agreement.

Pursuant to the terms of the Muscroft Agreement, Mr. Muscroft is entitled to compensation in the amount of $200,000 per year, commencing September 1, 1995. Despite the terms of the Muscroft Agreement, Mr. Muscroft has only received $3,250 per month from the Company and has agreed to defer all other compensation payable to him until the Company's board of directors deems it appropriate to pay Mr. Muscroft the full amount of the compensation and benefits required pursuant to the Muscroft Agreement. The unpaid compensation to Mr. Muscroft is accruing.

Director's Compensation. For the Company's most recently completed fiscal year:

     (a) no compensation of any kind was accrued, owing or paid to any of the Company's directors for acting in their capacity as such; and

     (b) no arrangements of any kind existed with respect to the payment of compensation of any kind to any of the Company's directors for acting in their capacity as such.

Item 10.  Recent Sales of Unregistered Securities

There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

On or about May 27, 1998, the Company sold 9,000,000 shares of its $0.001 par value common stock for $0.01 per share. The shares were issued in reliance upon the exemption from the registration and prospectus delivery requirements of the Securities Act of 1933 set forth in Section 3(b) of that act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission. The offering price for the shares was arbitrarily set by the Company and had no relationship to assets, book value, revenues or other established criteria of value. There were no commissions paid on the sale of shares. The net proceeds to the Company were $90,000. The Company issued 2,000,000 shares of its $.001 par value common stock to Raghbir Kahbra, a director of the Company, as part of this offering. Because Mr. Kahbra is a director of the Company, the shares of $.001 par value common stock issued to Mr. Kahbra are subject to Rule 144 restrictions on resale or transfer.

On or about August 10, 1998, the Company entered into an Agreement of Purchase and Sale of Assets with Fenway Resources Ltd. for the purpose of acquiring substantially all of the assets of Fenway Resources Ltd. The Company issued 7,644,067 shares of its $.001 par value common stock to Fenway Resources Ltd. in exchange for the assets of Fenway Resources Ltd., in reliance on the exemption specified by the provisions of Section 4(2) of the Securities Act of 1933. Fenway Resources Ltd. was the only party which received shares pursuant to this issuance. A copy of that agreement was attached to Amendment No. 1 which was filed on August 13, 1999 as Exhibit 10.2. The Company provided Fenway Resources Ltd. with complete access to all of the Company's books and records, including financial statements.

On or about September 2, 1998, the Company issued 500,000 shares of its $0.001 par value common stock, which the Company valued at $0.25 per share, to G.I. Joe Ltd., a United Kingdom corporation, whose principals include Norhinder Singh and Karmit Kajr. The shares were issued in exchange for two hundred thousand (200,000) shares of $.001 par value common stock of Fortune Oil & Gas, Inc., a Nevada corporation, and in reliance upon the exemption from the registration and prospectus delivery requirements of the Securities Act of 1933 set forth in
Section 3(b) of that act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission. Specifically, the offer was made to "accredited investors", as that term is defined under applicable federal and state securities laws, and no more


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


than 35 non-accredited investors. The value of the shares was arbitrarily set by the Company and had no relationship to assets, book value, revenues or other established criteria of value. There were no commissions paid on the sale of shares. G.I. Joe Ltd. has not sold, transferred, exchanged or otherwise disposed of the common stock it acquired in this transaction.

On or about October 29, 1998, the Company sold 2,798 shares of its $0.001 par value common stock for $3.00 per share to Mr. H. Scott (2,128 shares) and Mr. K. Brause (670 shares). The shares were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933 set forth in Section 3(b) of that act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission. The offering price for the shares was arbitrarily set by the Company and had no relationship to assets, book value, revenues or other established criteria of value. There were no commissions paid on the sale of shares. The net proceeds to the Company were $8,394.

On or about February 4, 1999, the Company sold 500,000 shares of its $.001 par value common stock for $0.25 per share, for an aggregate total of $125,000. On or about February 24, 1999, the Company sold 2,000 shares of its $.001 par value common stock for $3.00 per share, for an aggregate total of $6,000. On or about March 16, 1999, the Company sold 5,000 shares of its $.001 par value common stock for $3.00 per share, for an aggregate total of $15,000. On or about March 17, 1999, the Company sold 4,000 shares of its $.001 par value common stock for $3.00 per share, for an aggregate total of $12,000. On or about March 30, 1999, the Company sold 9,000 shares of its $.001 par value common stock for $3.00 per share, for an aggregate total of $27,000. On or about April 12, 1999, the Company sold 9,000 shares of its $.001 par value common stock for $3.00 per share, for an aggregate total of $27,000. The shares of $.001 par value common stock sold on April 12, 1999 were subject to the March 1999 Rule 504 Amendments.

The shares were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933 set forth in Section 3(b) of that act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission. The offering price for the shares was arbitrarily set by the Company and had no relationship to assets, book value, revenues or other established criteria of value. There were no commissions paid on the sale of shares.

Item 15.  Financial Statements and Exhibits

(b) Index to Exhibits

Copies of the following documents are filed with this Registration Statement, Amendment No. 1 to Form 10-SB as Exhibits:

Index to Exhibits

10.11    Agreement (Dated June 29, 1999) by and
         between First Access Financial Group, Inc. and
         Fenway International, Inc.                            E-1 through E-6

27       Financial Data Schedule


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


                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the undersigned has duly caused this Amendment No. 2 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada, on November __, 1999.

                                                     Fenway International, Inc.,
                                                     a Nevada corporation


                                                     By: /s/ H. John Wilson
                                                        ------------------------
                                                              H. John Wilson
                                                     Its:     President


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